UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)A(1) OR SECTION 13(E)(1) OF THE

SECURTIES EXCHANGES ACT OF 1934

(AMENDMENT NO. 2 )

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Subject Company)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

452926108

(CUSIP Number of Class of Securities)

Erik L. Johnson, President and Chief Executive Officer

Transcontinental Realty Investors, Inc.

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Telephone: (469) 522-4200

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Steven C. Metzger, Esq.

Metzger Law PLLC

4709 W. Lovers Lane, Suite 200

Dallas, Texas 75209

Telephone: 214-740-5030

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Boarder Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (this “Amendment”) amends portions of an original Statement on Schedule TO filed December 16, 2024, by Transcontinental Realty Investors, Inc., a Nevada corporation (the “Offeror” or “TCI”) with respect to TCI’s offer to purchase up to 100,000 shares of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”) at a purchase price of $18 per Share, net to the seller in cash, without interest (the “Offer Price”) and less any taxes required to be withheld, upon the terms and conditions set forth in the Offer to Purchase dated December 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase, as such may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed on behalf of the Offeror to reflect and disclose that the Offeror has extended the Offer and to correct errors and add additional information and exhibits. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, as amended by Amendment No. 1 (the “Schedule TO”), remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9; ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

On January 14, 2025, TCI extended the Offer to 5:00 p.m., New York City time, on January 29, 2025, unless further extended. The Offer was previously set to expire at 5:00 p.m., New York City time, on January 15, 2025. The Depositary has advised TCI that as of 5:00 o’clock p.m., New York City time on January 13, 2025, two IOR stockholders of record had tendered Shares and a number of Shares had been validly tendered through CEDE pursuant to the Offer and not withdrawn.

On January 14, 2025, TCI announced an extension of the Expiration Time of the Offer to 5:00 p.m., New York City time, on January 29, 2025, unless further extended.

The full text of the announcement of the extension Press Release is attached as Exhibit (A)(5)(B) to this Amendment and is incorporated herein by reference.

Amendments to the Offer to Purchase and Other Exhibits to the Schedule TO.

The Offer to Purchase and Items 1through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following thereto:

(a)       All references regarding the scheduled expiration of the Offer being “5:00 p.m., New York City time, on January 15, 2025” set forth in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended and replaced with “5:00 p.m., New York City time, on January 29, 2025.”

(b)       Item 2. Subject Company Information is amended at subpart (b) thereof to provide that as of November 8, 2024 (the Record Date for determination of stockholders of IOR entitled to Notice of and to vote at the Annual Meeting of Stockholders on December 11, 2024) and as of the date of this Amendment, there were and are 4,066,178 issued and outstanding Shares of Common Stock, par value $0.01 per Share of IOR.

(c)       Item 8 of the Schedule TO is hereby amended to add the following sentence to existing disclosure:

“There have been no transactions by TCI or its officers or directors in the Shares of IOR in the sixty (60) days prior to December 16, 2024.”

(d)       All references in the Offer to Purchase to any “subsequent offering,” including on page 6 thereof, are hereby deleted as because the Offer is a limited tender offer for up to 100,000 Shares, which is less than all outstanding Shares, there cannot be a “subsequent offering period”.

(e)        All references in the Offer to Purchase purporting to limit any extension of the Offer to “ten days” or “fifteen days” are hereby deleted and the Offer may be extended for any period of time up to twenty-eight (28) calendar days which shall be inserted instead of any reference to “ten days” or “fifteen days”.

(f)       The second sentence of the second paragraph on page 5 of the Offer to Purchase beginning “for any period. . .” shall conclude with “. . . up to twenty-eight (28) calendar days.”

(g)       The placeholder of $XX.00 in the second line of the first paragraph on page 10 of the Offer to Purchase is hereby replaced with “$18”.

(h)       On page 12 of the Offer to Purchase under the question “Can the Offer be extended and under what circumstances?” is the fourth and fifth line from the top of such paragraph, the phrase “of not more than ten business days each. . . ” is hereby deleted.

(i)       The Offer to Purchase may contain a reference indicating that IOR may request TCI to extend the Offer, but no agreement or understanding exists between TCI and IOR with respect to the Offer and if IOR requests TCI to extend the Offer, TCI will give any such request the consideration merited that exists at the time such request is made, if any.

(j)       The last paragraph under “THE OFFER 1. Terms of the Offer” provides that TCI currently intends to purchase only the 100,000 Shares sought by this Offer and if more than 100,000 Shares are tendered prior to the Expiration Time, it is expected that a pro ration of tenders will occur resulting in a return of some number of Shares to holders of the excess Shares; if a pro ration is to occur, TCI will sort through the mechanics of pro ration of Shares as soon as reasonably practicable but in no event more than six Business Days.

(k)       The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. References to the SEC’s Public Reference Room in the second paragraph under the sub-caption “8. Certain information concerning IOR” and the ability to be examined and copies obtained from the SEC in the third paragraph under the sub-caption “18. Miscellaneous” are hereby deleted from the Offer to Purchase in their entirety.

(l)       The description in the Offer to Purchase under “12. Purpose of the Offer; Plans for IOR – Plans for IOR” clearly state that TCI simply seeks by the Offer to increase its investment in the ownership of IOR Shares by up to 100,000 IOR Shares (approximately 2.46% of the outstanding) so that TCI may be in a greater ownership position to enable TCI to review its future options with respect to such investment. TCI has no immediate plans to seek to be in the position that enables TCI to engage in any “short form merger” or so called “parent subsidiary merger” under Nevada law, and TCI could not do so, in any event, unless or until TCI acquired from its affiliate RAI the 269,299 Shares (approximately 6.62% of the IOR stock outstanding). However, those statements and TCI’s intentions notwithstanding, the staff of the SEC insists that the Offer is a Rule 13e-3 transaction and accordingly the second paragraph on page 30 of the Offer to Purchase is hereby amended to add the following sentence:

“The Offer, even though for only up to 100,000 Shares of IOR (approximately 2.46% of the outstanding) is a Rule 13e-3 transaction.”

(m)       The first paragraph under “13. Extension of the Offer; termination, termination, Amendment.” Is hereby amended by adding at the end of such paragraph the following sentence:

“In the event of the termination or withdrawal of the Offer, TCI will promptly either pay the Offer Price or return the securities deposited by or on behalf of security holders.

(n)       The Offer to Purchase is hereby further amended by deleting the reference “. . . the Tier II exemption under Rule 14d-1 (d). . .” in the first line of the second paragraph under “13. Extension of the Offer; Termination; Amendment.” And replacing same with “. . . Rule 14d-1(c). . .” so that the first line of such paragraph reads “TCI’s reservation of the right to delay payment for Shares which have been accepted is limited by Rule 14d-1(c) which requires that TCI must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Tender Offer.”

(o)       The Offer to Purchase in the table under “17. Fees and expenses” makes reference to “Filing Fees and Related Fees” as $1,500 which was a rough estimate of the amount of filing fees which might be incurred and required in connection with filing of materials under EDGAR with the SEC for Schedules TO, 14D-9 and/or 13E-3, if required. TCI continues to believe that no filing fees with the SEC are required if the Offer is not declared to be a Rule 13e-3 transaction. Such estimated amount would include the sum of $306.20 as the amount of the filing fee to be paid upon consummation of the Offer [which amount may increase if more than 100,000 Shares are tendered and purchased by TCI] and payment of $18 per Share for a total of 100,000 Shares at the conclusion of the Offer and the final amendment on Schedule TO disclosing same. Such filing fee of $306.20 was not paid at the filing of an initial Schedule TO as TCI did not believe the Offer to be a Rule 13e-3 transaction. All filing fees will be paid on the final amendment to Schedule TO based on the number of Shares actually purchased by TCI.

ITEM 12 EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit Designation	Document Description

(A)(5)(B)	Press Release of TCI dated January 14, 2025.

107	Filing Fee Table

SIGNATURES

After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: January 15, 2025	TRANSCONTINENTAL REALTY INVESTORS, INC.

	By:	/s/ Erik L. Johnson
Erik L. Johnson, President and Chief Executive Officer

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